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                                                                      Exhibit 12

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                      (DOLLARS IN MILLIONS, EXCEPT RATIOS)


                                                                            YEARS ENDED DECEMBER 31
                                                       --------------------------------------------------------------------
                                                         2003         2002            2001            2000            1999
                                                       -------      -------         -------         -------         -------
EARNINGS:
     Net earnings                                      $ 439.2      $ 366.7         $ 273.6         $ 285.4         $ 318.5
     Provision for income taxes                          154.3        128.9            44.2           111.0           140.4
     Amortization of capitalized interest                  0.6          0.5             0.6             0.5             0.3
     Fixed charges excluding interest capitalized         22.7         22.5            26.3            24.2            21.3
                                                       -------      -------         -------         -------         -------
         Total                                         $ 616.8      $ 518.6         $ 344.7         $ 421.1         $ 480.5
                                                       =======      =======         =======         =======         =======

FIXED CHARGES:
     Interest expense (gross of interest income)       $  12.5      $  12.6         $  16.5         $  15.0         $  13.0
     Amortization of deferred financing expense            0.8          0.7             0.3             0.3             0.3
     Interest capitalized                                  0.4          0.6             0.3             0.8             1.0
     Interest component of rental expense                  9.4          9.2             9.5             8.9             8.0
                                                       -------      -------         -------         -------         -------
         Total                                         $  23.1      $  23.1         $  26.6         $  25.0         $  22.3
                                                       =======      =======         =======         =======         =======

RATIO OF EARNINGS TO FIXED CHARGES                        26.7         22.5(a)         13.0(b)         16.8(c)         21.5
                                                       =======      =======         =======         =======         =======

     (a) Excluding a ($5.9) million (($4.4 million, net of tax)) reversal of restructuring charges in 2002, the company's ratio of earnings to fixed charges would have been 22.2 times.
     (b) Excluding a $87.7 million ($64.5 million, net of tax) restructuring and related inventory charge in 2001, the company's ratio of earnings to fixed charges would have been 16.2 times.
     (c) Excluding a $41.3 million ($29.7 million, net of tax) restructuring charge in 2000, the company's ratio of earnings to fixed charges would have been 18.5 times.


In the computation of the company's ratio of earnings to fixed charges, earnings consist of earnings before income taxes, plus fixed charges, less capitalized interest, plus amortization of capitalized interest. Fixed charges consist of interest expense excluding the benefit of capitalized interest and including a reasonable approximation of the interest component included in rental expense.